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                 VocalTec Announces Essentra[TM] EX Peering Manager

            Edge Network Device Enables Peering Between SIP and H.323 Networks, Featuring Dynamic Call Routing, QoS and Protocol Interworking

FORT LEE, N.J. - July 12, 2004 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading VoIP telecom equipment provider, today introduced its Essentra[TM] EX Peering Manager. This border element facilitates peering between SIP and/or
H.323 networks by fully addressing carriers' requirements in the areas of protocol interworking, accounting/billing and routing. It is part of VocalTec's newly expanded Essentra[TM] Product Suite, a versatile set of open and highly focused VoIP products for next generation network (NGN) operators and service providers. (See related announcements today.)

The Essentra EX Peering Manager provides a simple and cost effective peering solution for wholesale operators, clearinghouses and bilateral traffic exchanges. With full support for SIP-H.323 interworking, Essentra EX can be deployed seamlessly with any VocalTec or third party softswitch platform. Essentra EX provides enhanced call routing capabilities to maximize network performance and reduce transport costs in both small and large packet voice networks. A SIP-based service layer ensures that all service/routing logic and network topology is hidden from the networking layer, accelerating time to market and simplifying network management.

"As an increasing number of carriers deploy VoIP-based trunking and enterprise solutions, there is a growing need for direct interconnection between carriers' VoIP networks without TDM conversion," said Moti Suess, Chief Operating Officer at VocalTec. "Essentra EX provides an essential function in connecting and assuring interoperability of different carrier networks, regardless of the type of vendor equipment, allowing carriers to expand network reach and minimize PSTN termination costs."

Partnering with Acme Packet, a leading player in the session border controller market, VocalTec has integrated the Essentra EX product with Acme Packet's Net-Net session border controller. Together these products meet the security, interworking, service assurance and regulatory requirements of service providers at the borders of IP networks. Firewall and Network Address Translation (NAT) support guarantee secure interconnection to both carrier and enterprise networks.

"By offering an integrated solution combining Essentra EX with Acme Packet Net-Net session border controllers, VocalTec can deliver a highly reliable solution that meets the interoperability and security requirements of service providers operating large-scale wholesale and international VoIP networks," stated Jim Hourihan, Vice President Marketing and Product Management at Acme Packets.

Essentra EX is available for immediate customer deployment. For further product details, please visit VocalTec's website at www.vocaltec.com.


About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP products for global carriers and local service providers. Our customer base spans more than 100 countries and includes Deutsche Telekom, Data Access, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra[TM] Product Suite is a set of modular, open and highly focused access and core VoIP network products, supporting a wide variety of VoIP-based NGN applications, including voice access, network peering and control, Class-4 long distance, prepaid calling card, rural telephony and hosted enterprise VoIP applications. VocalTec also provides VoIP solutions over fixed wireless broadband infrastructure.

Learn more about our products and solutions at www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
Katy Brennan/Dylan Locsin                  Carmen Deville
LNS Communications                         Public and Investor Relations Manager
Public Relations for VocalTec              VocalTec Communications, Ltd.
Tel: 617-577-9777                          Tel: (US) 201-228-7000 x 6208
kbrennan@LNScom.com                        (Israel) +972-9-9707885
dlocsin@LNScom.com                         carmen@vocaltec.com